

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

February 25, 2010

Mr. Julien François
Chief Financial Officer
Western Copper Corporation
1111 West Georgia Street, Suite 2050
Vancouver, B.C. V6E 4M3

　　　　Re:　Western Copper Corporation
　　　　　　Form 20-F for the Fiscal Year Ended December 31, 2008
　　　　　　Filed March 30, 2009
　　　　　　File No. 000-52231

Dear Mr. François:

　　　　We have completed our review of your Form 20-F and related filings and have no further comments at this time.

　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　Karl Hiller
　　　　　　　　　　　　　　　Branch Chief